                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   690057-10-4
                                 (CUSIP Number)

       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                                                                        Page 2 of 5 Pages

-----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William S. Levine
-----------------------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[X]

                                                                                                                         (b)[ ]

-----------------------------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
                                    N/A
-----------------------------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-----------------------------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------

        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY
      EACH REPORTING
        PERSON WITH
                           --------------------------------------------------------------------------------------------------------

                               8     SHARED VOTING POWER

                                              -0-
                           --------------------------------------------------------------------------------------------------------

                               9     SOLE DISPOSITIVE POWER

                                              -0-
                           --------------------------------------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                              -0-
-----------------------------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           -0-
-----------------------------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%
-----------------------------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

                           IN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                                                                        Page 3 of 5 Pages

-----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Levine Investments Limited Partnership
-----------------------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[X]

                                                                                                                         (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
                                    N/A
-----------------------------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
-----------------------------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arizona
-----------------------------------------------------------------------------------------------------------------------------------

        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           -0-
         OWNED BY
      EACH REPORTING
       PERSON WITH
                           --------------------------------------------------------------------------------------------------------

                               8     SHARED VOTING POWER

                                              -0-
                           --------------------------------------------------------------------------------------------------------

                               9     SOLE DISPOSITIVE POWER

                                              -0-
                           --------------------------------------------------------------------------------------------------------

                              10     SHARED DISPOSITIVE POWER

                                              -0-
-----------------------------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           -0-
-----------------------------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%
-----------------------------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON

                           PN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 4 of 5 Pages


This Amendment No. 4 to the Statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission with respect to the common stock, $.01 par value ("Common Stock"), of Outdoor Systems, Inc. (the "Issuer"), as amended by Amendment No. 1 filed with the Commission on August 28, 1997, Amendment No. 2 filed with the Commission on December 16, 1997 and by Amendment No. 3 ("Amendment No. 3") filed with the Commission on June 17, 1999 (as so amended, the "Schedule 13D"), further amends the Schedule 13D by restating Item 5 to the Schedule 13D in its entirety.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

           (a) Neither Mr. Levine nor Levine Investments own any shares of Common Stock.

           (b)    N/A.

           (c) On December 7, 1999, the Merger described in Item 6 of Amendment No. 3 became effective, and in accordance with the terms thereof each share of Common Stock outstanding was converted into to right to receive 1.25 shares of the Class A common stock of Infinity Broadcasting Corporation. All of the Common Stock beneficially owned by Mr. Levine and Levine Investments was disposed of in the Merger.

           (d)    N/A.

           (e) Mr. Levine and Levine Investments ceased to be the beneficial owners of more than five percent of the Common Stock on December 7, 1999.

                                  SCHEDULE 13D


CUSIP No. 690057-10-4                                         Page 5 of 5 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Date:  December 17, 1999



                                      /s/ WILLIAM S. LEVINE
                                      ----------------------------------------
                                         William S. Levine


                                      LEVINE INVESTMENTS LIMITED PARTNERSHIP



                                      By: /s/ WILLIAM S. LEVINE
                                          ------------------------------------
                                               William S. Levine
                                               General Partner